Palisade Bio, Inc.

4600 South Syracuse Street, Suite 900

Denver, Colorado 80237

May 19, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Palisade Bio, Inc.
Registration Statement on Form S-3
Filed May 12, 2026
File No. 333-295815

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on May 21, 2026, or as soon thereafter as is practicable.

The Registrant hereby authorizes Jeffrey C. Thacker of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

Thank you for your assistance. If you should have any questions, please contact Jeffrey C. Thacker of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8046.

Very truly yours,

Palisade Bio, Inc.

By:	/s/ J.D. Finley
J.D. Finley
Chief Executive Officer
Palisade Bio, Inc.

cc:	Jeffrey C. Thacker, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP